Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated June 11, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by Georgeson Securities Corporation (the “Dealer Manager”) or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash

All of the Outstanding Shares of Common Stock

of

WIND RIVER SYSTEMS, INC.

at

$11.50 Net Per Share

by

APC II ACQUISITION CORPORATION

a Wholly Owned Subsidiary

of

INTEL CORPORATION

APC II Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Intel Corporation, a Delaware corporation (“Parent”), offers to purchase all outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Wind River Systems, Inc., a Delaware corporation (“Seller”), including the associated rights to purchase shares of Seller’s Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Rights,” and collectively with the Common Stock, the “Shares”), at a price of $11.50 per Share, net to the tendering stockholder in cash, without interest and less any required withholding taxes (the “Per Share Amount”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (such offer, the “Offer”).

THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JULY 9, 2009, UNLESS THE OFFER IS EXTENDED. PREVIOUSLY TENDERED SHARES MAY BE WITHDRAWN AT ANY TIME UNTIL THE OFFER HAS EXPIRED AND, IF THE PURCHASER HAS NOT ACCEPTED SUCH SHARES FOR PAYMENT BY 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JULY 9, 2009, SUCH SHARES MAY BE WITHDRAWN AT ANY TIME AFTER THAT DATE UNTIL THE PURCHASER ACCEPTS SHARES FOR PAYMENT.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated June 4, 2009 (the “Merger Agreement”), by and among Parent, the Purchaser and Seller. The Offer is conditioned upon, among other things, (i) satisfaction of the Minimum Condition (as defined below) and (ii) termination or expiration of the waiting period (and any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and expiration, termination or obtainment of the foreign antitrust and similar regulatory waiting periods, clearances, consents or approvals under the German Act against Restraints of Competition, the Restrictive Trade Practices Laws 5748-1998 of Israel or any other applicable material consents or approvals of any governmental authority.

The “Minimum Condition” is defined in Section 15—“Conditions of the Offer” and generally requires that there has been validly tendered and not validly withdrawn prior to the Expiration Date (as defined below) that number of Shares equal to (i) at least fifty percent (50%) of the then outstanding Shares on a “fully diluted basis” (including all Shares potentially issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights (other than the Rights), including the Seller’s outstanding restricted stock units and performance shares (each a “RSU” and collectively the “RSUs”), in each case, which are convertible or exercisable prior to the “Outside Date” (which is defined in the Merger Agreement as October 31, 2009, subject to extension under certain circumstances until January 29, 2010) but excluding the sum of all Shares that are subject to the Tender and Support Agreement, dated June 4, 2009 (the “Tender and Support Agreement”) between Purchaser, Parent, Jerry Fiddler, Narendra Gupta and Kenneth Klein, and various other entities affiliated with Messrs. Fiddler and Gupta (the “Subject Shares”)) plus (ii) the Subject Shares.

The Merger Agreement provides that, subject to the conditions described in Section 15 of the Offer to Purchase, the Purchaser will be merged with and into Seller with Seller continuing as the surviving corporation as a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares directly owned by Seller and its subsidiaries, Parent or the Purchaser, which will be canceled and shall cease to exist and (ii) Shares owned by Seller’s stockholders who perfect their dissenters’ rights under the Delaware General Corporation Law (the “DGCL”) will be converted into the right to receive $11.50 (or any other per Share price paid in the Offer) net in cash, without interest and less any required withholding taxes).

At a meeting held on June 3, 2009, the Board of Directors of Seller, by unanimous vote of all of its directors, (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger (as defined in the Merger Agreement)) are advisable and are fair to and in the best interests of Seller’s stockholders, (ii) approved the Merger Agreement, the Tender and Support Agreement, and the transactions contemplated thereby (including the Offer and the Merger), which approvals constituted approval under Section 203 of the DGCL and the Amended and Restated Rights Agreement, dated September 29, 2006, as amended, and (iii) recommended that Seller’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when the Purchaser gives oral or written notice to Computershare Trust Company, N.A. (the “Depositary”) of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Per Share Amount for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.

The term “Expiration Date” means 12:00 midnight, New York City time, on July 9, 2009, unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Merger Agreement provides that the Purchaser may, in its sole discretion, without the consent of Seller, extend the Offer on one or more occasions, if on any then-scheduled expiration date of the Offer any of the conditions to the Purchaser’s obligation to accept for payment and pay for the Shares validly tendered in the Offer (the “Offer Conditions”) are not satisfied or waived for such period of time as Purchaser reasonably determines to be necessary to permit such Offer Conditions to be satisfied or waived. Further, Purchaser is required to extend the Offer: (i) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer; (ii) for two (2) consecutive ten (10) business day periods beyond the original expiration date of the Offer if, at the time of such scheduled expiration, all of the Offer Conditions, other than the Minimum Condition, are satisfied; (iii) for such period of time up to ten (10) business days from the date of notice to Seller regarding inaccuracies in

Seller’s representations or breach of Seller’s covenants in the Merger Agreement to the extent necessary to provide Seller a ten (10) business day period to attempt to cure such inaccuracies or breaches if they are reasonable curable; provided, that, Purchaser is only required to extend the Offer one (1) time for such a cure period; or (iv) (A) for any period of time, if all of the Offer Conditions, other than the Minimum Condition and the receipt of required governmental approvals with respect to the Offer and the Merger, are satisfied for such period of time as is necessary to obtain such governmental consents and (B) for one ten (10) business day period after receipt of all required governmental approvals with respect to the Offer and the Merger, if all other Offer Conditions, other than the Minimum Condition, are satisfied; provided, however, in no event will these extension provisions extend the Offer beyond the Outside Date.

Following the Purchaser’s acceptance for payment of Shares pursuant to and subject to the Offer Conditions upon the expiration of the Offer, the Purchaser may, without the consent of Seller, elect to provide for a “subsequent offering period” (a “Subsequent Offering Period”) in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).

Any extension of the Offer will be followed as promptly as practicable by a public announcement if required. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) of the Exchange Act. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares except during a Subsequent Offering Period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after August 10, 2009. If the initial offering period has expired and the Purchaser elects to provide for a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such share certificates, the serial numbers shown on such share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties.

The receipt of cash for Shares in the Offer and the Merger will be a taxable transaction for United States federal income tax and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain material United States federal income tax consequences of the Offer and the Merger, see Section 5—“Certain Material United States Federal Income Tax Consequences” of the Offer to Purchase.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. The Company has provided the Purchaser with Seller’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Seller’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to banks, brokers, dealers and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Questions or requests for assistance may be directed to the Information Agent (as defined below) or the Dealer Manager at their respective addresses and telephone numbers set forth below. Questions or requests for additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or the Dealer Manager. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson Inc.

199 Water Street, 26th Floor

New York, NY 10038-3560

Banks and Brokerage Firms, Please Call:

(212) 440-9800

Stockholders and All Others Call Toll-Free:

(877) 278-4762

The Dealer Manager for the Offer is:

Georgeson Securities Corporation

199 Water Street, 26th Floor

New York, NY 10038-3560

Please Call Toll-Free:

(800) 445-1790

June 11, 2009